DISPOSAL AGREEMENT

between

AFRICA WIDE MINERAL PROSPECTING AND EXPLORATION (PROPRIETARY) LIMITED

and

BAKUBUNG MINERALS (PROPRIETARY) LIMITED

and

CLIDET NO 874 (PROPRIETARY) LIMITED

and

MASEVE INVESTMENTS 11 (PROPRIETARY) LIMITED

and

PLATINUM GROUP METALS (RSA) (PROPRIETARY) LIMITED

and

WESIZWE PLATINUM LIMITED

CONTENTS

DISPOSAL AGREEMENT

1. PARTIES

The parties to this Agreement are:

1.1 Africa Wide Mineral Prospecting and Exploration (Proprietary) Limited;

1.2 Bakubung Minerals (Proprietary) Limited;

1.3 Clidet No 874 Company (Proprietary) Limited;

1.4 Maseve Investments 11 (Proprietary) Limited;

1.5 Platinum Group Metals (RSA) (Proprietary) Limited; and

1.6 Wesizwe Platinum Limited.

2. DEFINITIONS

Unless otherwise expressly stated, or the context otherwise requires, the words and expressions listed below shall, when used in this Agreement, including this introduction, bear the meanings ascribed to them:

2.1 **Affiliate** – in relation to a company (**'Relevant Company'**), means any other company (established in any jurisdiction in the world) which is directly or indirectly a subsidiary or holding company of the Relevant Company and includes any company directly or indirectly Controlled by that other company or that other company's holding company;

2.2 **Africa Wide** – Africa Wide Mineral Prospecting and Exploration (Proprietary) Limited (No. 2002/011815/07), a private limited liability company incorporated in accordance with the company laws of South Africa, which is at the Signature Date a wholly owned subsidiary of Wesizwe;

2.3 **Agreement** – this Disposal Agreement and all of the Appendices;

2.4 **Appendix** – an appendix attached to this Disposal Agreement or a document referred to in this Disposal Agreement as an 'Appendix';

2.5 **AW Participation Interest** – the ownership interest of 26% of Africa Wide in the WBJV, including the rights and obligations associated therewith including losses, liabilities, expenditure, management, contract, profits, commercial production, the AW Rights, the BM Rights and the PTM Rights and beneficial ownership of the assets of the WBJV;

2.6 **AW Rights** – the rights set out next to AW Rights' in Appendix 1;

2.7 **Bakubung** – Bakubung Minerals (Proprietary) Limited (No. 2002/017306/07), a private limited liability company incorporated in accordance with the company laws of South Africa, which is at the Signature

Date a wholly owned subsidiary of Wesizwe;

2.8 **BM Rights** – the rights set out next to 'BM Rights' in Appendix 1;

2.9 **Ceded Rights** – the AW Rights, the BM Rights, the PTM Rights, the AW Participation Interest, the PTM Participation Interest and the Wesizwe Participation Interest;

2.10 **Cedent** – the transferor of a Ceded Right in terms clause 6;

2.11 **Cessionary** – the transferee of a Ceded Right in terms of clause 6;

2.12 **Clidet** – Clidet No 874 (Proprietary) Limited (No. 2008/023955/07), a private limited liability company incorporated in accordance with the company laws of South Africa, which:

2.12.1 at the Signature Date has an issued share capital of 1 ordinary share, which share is beneficially owned by Maseve; and

2.12.2 after the implementation of the transactions contemplated in this Agreement will be a wholly owned subsidiary of Maseve;

2.13 **Condition Precedent** – a condition precedent set out in clause 4;

2.14 **Consent** – the written consent of the Minister of Minerals and Energy, contemplated in section 11 of the MPRDA 2002, to the transfers of the Ceded Rights in terms of clause 6 and registration of the relevant notarial Deeds of Cession in the Mineral and Petroleum Titles Registration Office;

2.15 **Consideration Shares**–

2.15.1 for the purposes of clause 6.1, one ordinary share in the issued share capital of Africa Wide; and

2.15.2 for the purposes of clause 6.2, one ordinary share in the issued share capital of Bakubung; and

2.15.3 for the purposes of clause 6.3, 4425 ordinary shares in the issued share capital of Maseve; and

2.15.4 for the purposes of clause 6.4, 5475 ordinary shares in the issued share capital of Maseve;

2.15.5 for the purposes of clause 6.5, 99 ordinary shares in the issued share capital of Clidet;

2.16 **Control** – in relation to a company means any one of the following, namely,

2.16.1 in respect of a company not listed on a stock exchange, if another company or legal entity or person (whether alone or pursuant to an agreement with others):

2.16.1.1 holds or controls more than 50% of the voting rights in that company; or

2.16.1.2 has the right to appoint or remove the majority of that company's board of directors;

2.16.2 or if the company is listed on a stock exchange, "Control" means:-

2.16.2.1 the holding of shares or the aggregate of holdings of shares or other securities in a company entitling the holder thereof to exercise, or cause to be exercised 35% or more of the voting rights at shareholder meetings of the company irrespective of whether such holding or holdings confers *de facto* control; or

the holding or control by a shareholder or member alone or pursuant to an agreement with other shareholders or members of more than 35% of the voting rights in the company;

2.17 **Deed of Cession** – an agreement to cede the Ceded Rights substantially in the form of Appendix 2;

2.18 **DME** – the Department of Minerals and Energy ;

2.19 **Documents of Title** – all documents, including a Consent, evidencing or relating to the Ceded Rights or that are required by a Party in order to enable it to register a Prospecting Right in terms of the MTRA 1967;

2.20 **Effective Date** – the first Business Day following the fulfilment or waiver of the Conditions Precedent;

2.21 **ITA 1962** – the Income Tax Act, 58 of 1962;

2.22 **Market Value Allocation** – the document describing the allocation of the individual market values to the assets comprising the Ceded Rights as agreed by the Parties, the aggregate market value of which is set out in clause 8;

2.23 **Maseve** - Maseve (Proprietary) Limited (No. 2008/018995/07), a private limited liability company incorporated in accordance with the company laws of South Africa, which:

2.23.1 at the Signature Date has an issued share capital of 100 ordinary shares, all of which shares are beneficially owned by Africa Wide;

2.23.2 after the implementation of the transactions contemplated in this Agreement will have an issued ordinary share capital held 54.75% by PTM and 45.25% by Africa Wide ;

2.24 **Minerals Act 1991** – the Minerals Act, 50 of 1991;

2.25 **MPRDA 2002** – the Mineral and Petroleum Resources Development Act, 28 of 2002;

2.26 **MTRA 1967** – the Mining Titles Registration Act, 16 of 1967;

2.27 **Parties** – Africa Wide and Bakubung and Maseve and PTM and Clidet and Wesizwe and Party means any one of them;

2.28 **Prime Rate** – the rate of interest published from time to time by the Standard Bank of South Africa Limited as its prime lending rate (nominal annual compounded monthly in arrear), determined on a 365 (three hundred and

sixty five day year factor, irrespective of whether or not the year is a leap year, as certified by any manager of such bank, whose appointment and authority need not be proven;

2.29 **Prospecting Right** – right granted in terms of either section 17(1) of the MPRDA 2002 or in terms of item 7 of Schedule II to the MPRDA 2002 upon conversion;

2.30 **PTM Participation Interest** – the ownership interest of 37% of PTM in the WBJV, including the rights and obligations associated therewith including losses, liabilities, expenditure, management, contract, profits, commercial production, the AW Rights, the BM Rights and the PTM Rights and beneficial ownership of the assets of the WBJV;

2.31 **PTM Rights** – the rights set out next to 'PTM Rights' in Appendix 1;

2.32 **PTM** – Platinum Group Metals (RSA) (Proprietary) Limited (No. 2000/025984/07), a private limited liability company incorporated in accordance with the company laws of South Africa, and which is at the Signature Date a wholly owned subsidiary of Platinum Group Metals Limited;

2.33 **RPM** – Rustenburg Platinum Mines Limited (No. 1931/993380/05), a public company incorporated in accordance with the company laws of South Africa and which is at the Signature Date a wholly owned subsidiary of Anglo Platinum Limited;

2.34 **Shareholders Agreement** – the Shareholders Agreement between Africa Wide, PTM, Clidet and Maseve;

2.35 **Signature Date** – the date of signature of this Agreement by the last Party to sign this Agreement;

2.36 **Subscription Date** –

2.36.1 for the purposes of clauses 6.1 and 6.2 the first Business Day following the Effective Date;

2.36.2 for the purposes of clause 6.3 and 6.4, the first Business Day following the implementation of the transactions contemplated in clauses 6.1 and 6.2;

2.36.3 for the purposes of clauses 6.5, the first Business Day following the implementation of the transactions contemplated in clauses 6.3 and 6.4;

2.37 **Tax** – any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying same);

2.38 **Terms Sheet** – the WBJV Interest Purchase and Sale Term Sheet signed by the Parties and Platinum Group Metals Limited and Anglo Platinum Limited on 15 August 2008;

2.39 **Transaction 1 Agreements** – the Sale of Participation Interest and Prospecting Rights Agreement between Africa Wide, Clidet, RPM, Wesizwe, Platinum Group Metals Limited and PTM, executed on or about the

Signature Date;

2.40 **Transaction 1** – the exchange of a 37% Participation Interest in the WBJV, the AW Rights and the BM Rights for 211 850 125 ordinary shares in the issued share capital of Wesizwe in terms of the Transaction 1 Agreements;

2.41 **Transaction 2** – the exchange of the Ceded Rights for the Consideration Shares as contemplated in this Agreement;

2.42 **Vat** – value added tax as provided for in the Value Added Tax Act, 89 of 1991;

2.43 **WBJV** – the joint venture between Africa Wide, PTM and RPM known as the Western Bushveld Joint Venture and formed in terms of the Notarial Joint Venture Agreement signed on 26 October 2004;

2.44 **Wesizwe Participation Interest** – the ownership interest of 37% of Wesizwe in the WBJV, including the rights and obligations associated therewith including losses, liabilities, expenditure, management, contract, profits, commercial production, the AW Rights, the BM Rights and the PTM Rights and beneficial ownership of the assets of the WBJV; and

2.45 **Wesizwe** – Wesizwe Platinum Limited (2003/020161/06), a public limited liability company incorporated in accordance with the company laws of South Africa.

3. INTRODUCTION

3.1 The Parties concluded the Terms Sheet in respect of Transaction 1 and Transaction 2 and the WBJV.

3.2 This Agreement is one of the agreements required to give effect to Transaction 2.

3.3 It is the intention of the Parties that:

3.3.1 the transactions contemplated as forming part of Transaction 1 are independent of the transactions contemplated in this Agreement; and

3.3.2 the transactions contemplated in this Agreement are independent of the transactions contemplated as forming part of Transaction 1.

4. CONDITIONS PRECEDENT

4.1 CONDITIONS PRECEDENT TO AGREEMENT

4.1.1 This Agreement, save for the provisions of clauses 1, 2, 4, 5, 11, 13, 15,17, 18, 20 and 21 which shall be of immediate force and effect, is subject to the fulfilment of the following Conditions Precedent:-

4.1.1.1 the approval of the board of directors and the members of each of the Parties to the conclusion of this Agreement and to the implementation of the transactions contemplated in this Agreement;

4.1.1.2 the execution of the Shareholders Agreement by the Parties to the Shareholders Agreement;

4.1.1.3 the granting by the DME of the relevant Consents, should such Consents be required;

4.1.1.4 the consent of:

4.1.1.4.1 the JSE Limited (if required) for the execution and implementation of this Agreement;

4.1.1.4.2 the Toronto Stock Exchange (if required) for the execution and implementation of this Agreement;

4.1.1.4.3 the American Stock Exchange (if required) for the execution and implementation of this Agreement;

4.1.1.5 the consent of any relevant authority in South Africa, Canada or the United States of America other than the DME and the Competition Commission or Competition Tribunal to this Agreement and the transactions contemplated in this Agreement;

4.1.1.6 the delivery to Wesizwe of the Documents of Title in respect of the assets transferred to Wesizwe pursuant to the Transaction 1 Agreements; and

4.1.1.7 the signature by all of the Parties of the Market Value Allocation indicating agreement amongst the Parties as to the allocation of market values to the Ceded Rights.

4.2 **GENERAL PROVISIONS RELATING TO CONDITIONS PRECEDENT**

4.2.1 These conditions are expressed to be for the benefit of the Parties and shall not be capable of waiver.

4.2.2 The Parties shall use their respective best endeavours to procure the fulfilment of the conditions.

4.2.3 The Parties shall be entitled to extend the time period for the fulfilment of the conditions by mutual agreement in writing prior to the date of fulfilment thereof which agreement shall not be unreasonably withheld.

4.2.4 If the conditions contemplated in clause 4.1 have not been fulfilled or waived within 120 days of the Signature Date or such longer period as the Parties may agree in writing, then any Party shall be entitled to terminate this Agreement by the delivery of notice to all of the other Parties, following which notice this Agreement, save for the clauses referred to in clause 4.1, shall fail to come into existence and shall not be of any force or effect save in circumstances where a Party has deliberately frustrated fulfilment of any condition precedent.

4.2.5 To the extent that any Party shall have performed either wholly or partly in terms hereof then the Parties shall do whatsoever shall be requisite in order to restore that Party as near as possible to its status quo ante. Neither of the Parties shall have any claim against the others as a result of the failure of the conditions unless such failure arises from that Party failing to use its respective best endeavours to procure fulfilment of the conditions.

5. ACTIVITIES OF CLIDET AND MASEVE

The Parties shall procure that until the relevant Subscription Date, Maseve and Clidet shall not carry out any trade or business activity and shall not incur any liabilities, other than in terms of this Agreement and the Shareholders Agreement.

6. EXCHANGE OF ASSETS FOR SHARES

6.1 WESIZWE DISPOSAL TO AFRICA WIDE

6.1.1 On and with effect from the Subscription Date, Wesizwe shall dispose of the Wesizwe Participation Interest and the AW Rights to Africa Wide in exchange for one ordinary share in the issued share capital of Africa Wide ('Consideration Share').

6.1.2 On the Subscription Date Africa Wide shall, against the transfer to it of the Wesizwe Participation Interest and the AW Rights, allot and issue the Consideration Shares to Wesizwe and Wesizwe shall subscribe for such share.

6.1.3 Africa Wide shall, no later than 3 (three) Business Days after the Subscription Date:

6.1.3.1 amend its register of members to reflect the subscription made by Wesizwe in terms of this clause 6.1; and

6.1.3.2 issue and deliver share certificates in respect of the ordinary share allotted and issued to Wesizwe.

6.2 WESIZWE DISPOSAL TO BAKUBUNG

6.2.1 On and with effect from the Subscription Date, Wesizwe shall dispose of the BM Rights to Bakubung in exchange for one ordinary share in the issued share capital of Bakubung ('Consideration Share').

6.2.2 On the Subscription Date Bakubung shall, against the transfer to it of the BM Rights, allot and issue the Consideration Share to Wesizwe and Wesizwe shall subscribe for such share.

6.2.3 Bakubung shall, no later than 3 (three) Business Days after the Subscription Date:

6.2.3.1 amend its register of members to reflect the subscription made by Wesizwe in terms of this clause 6.2; and

6.2.3.2 issue and deliver share certificates in respect of the ordinary share allotted and issued to Wesizwe.

6.3 AFRICA WIDE DISPOSAL TO MASEVE

6.3.1 On and with effect from the Subscription Date, Africa Wide shall dispose of the Wesizwe Participation Interest and the AW Rights to Maseve in exchange for 4425 ordinary shares in the issued share capital of Maseve ('Consideration Shares').

6.3.2 On the Subscription Date Maseve shall, against the transfer to it of the AW Rights , the AW Participation Interest and the Wesizwe Participation Interest, allot and issue the Consideration Shares to Africa Wide and Africa Wide shall subscribe for such shares.

6.3.3 Maseve shall, no later than 3 (three) Business Days after the Subscription Date:

6.3.3.1 amend its register of members to reflect the subscription made by Africa Wide in terms of this clause 6.3; and

6.3.3.2 issue and deliver share certificates in respect of the ordinary shares allotted and issued to Africa Wide.

6.4 **PTM DISPOSAL TO MASEVE**

6.4.1 On and with effect from the Subscription Date, PTM shall dispose of the PTM Participation Interest and the PTM Rights to Maseve in exchange for 5475 ordinary shares in the issued share capital of Maseve ('Consideration Shares').

6.4.2 On the Subscription Date Maseve shall, against the transfer to it of the PTM Participation Interest and the PTM Rights, allot and issue the Consideration Shares to PTM and PTM shall subscribe for such shares.

6.4.3 Maseve shall, no later than 3 (three) Business Days after the Subscription Date:

6.4.3.1 amend its register of members to reflect the subscription made by PTM in terms of this clause 6.4; and

6.4.3.2 issue and deliver share certificates in respect of the ordinary shares allotted and issued to PTM.

6.5 **MASEVE DISPOSAL TO CLIDET**

6.5.1 On and with effect from the Subscription Date, Maseve shall dispose of the AW Rights and the PTM Rights in exchange for 99 ordinary shares in the issued share capital of Clidet ('Consideration Shares').

6.5.2 On the Subscription Date Clidet shall, against the transfer to it of the AW Rights and the PTM Rights, allot and issue the Consideration Shares to Maseve and Maseve shall subscribe for such shares.

6.5.3 Clidet shall, no later than 3 (three) Business Days after the Subscription Date:

6.5.3.1 amend its register of members to reflect the subscription made by Maseve in terms of this clause 6.5; and

6.5.3.2 issue and deliver share certificates in respect of the ordinary shares allotted and issued to Maseve.

7. RISK, BENEFIT, OWNERSHIP

7.1 All risks in and benefits arising out of the Ceded Rights shall be deemed to have passed to each Cessionary with effect from the relevant Subscription Date.

7.2 Ownership of the Ceded Rights shall pass to each Cessionary against issue of the Consideration Shares to the relevant Cedent.

8. MARKET VALUE OF CEDED RIGHTS

8.1 The Parties have estimated the aggregate market values of the Ceded Rights for the purposes of the transaction contemplated in clause 6, as follows:

8.1.1	AW Rights and BM Rights and Wesizwe Participation Interest	R1,162,484,640.00
8.1.2	PTM Rights and PTM Participation Interest	R 785,545,598.00

8.2 The allocation of market values to the assets comprising the aggregate values set out above shall be as agreed by the Parties in accordance with the Market Value Allocation.

8.3 For the purposes of clause 6, the Consideration Shares shall be issued at a subscription price equal to the market value of the Ceded Rights as set out in Market Value Allocation, allocated firstly to the par value of the Consideration Shares and the balance then to the share premium account of each company issuing Consideration Shares.

9. DEED OF CESSION AND DELIVERY OF DOCUMENTS OF TITLE

9.1 The Parties shall enter into Deeds of Cession for the transfer of the Ceded Rights as contemplated in clause 6.

9.2 Each Cedent shall on the applicable Subscription Date deliver to each Cessionary such Documents of Title as may be necessary or reasonably required in order for such Cessionary to register its Ceded Rights in terms of the MTRA 1967. The failure to deliver any Documents of Title to a Cessionary shall not invalidate or render this Agreement or any part of this Agreement invalid or unenforceable.

10. ITA 1962

10.1 The Parties intend the transactions contemplated in clause 6 to be an exchange of assets for equity shares, as contemplated in section 42 of ITA 1962. To the extent that it is now or may in the future be a requirement for the Parties to elect that the provisions of section 42 of ITA 1962 apply to each of the transactions contemplated in clause 6, then the Parties so elect.

10.2 If section 42 of ITA 1962 does not apply to any one or all of the transactions contemplated in clause 6, then this Agreement shall continue in full force and effect and each Party shall be responsible for its own liability to Tax.

11. SECTION 11 APPLICATIONS

11.1 Wesizwe shall forthwith after the Signature Date and in consultation with PTM compile and lodge with the DME, an application for the consent of the Minister under section 11 of the MPRDA 2002 ('**section 11 application**'), to transfer:

11.1.1 the AW Rights and the PTM Rights to Clidet; and

11.1.2 the BM Rights to Bakubung.

11.2 Each Party undertakes in favour of Wesizwe to comply with all requests by Wesizwe to sign all such documentation and to do all such things as may be necessary from time to time to facilitate the compilation, lodgement and implementation of the section 11 application.

11.3 All costs related and incidental to the compilation and lodgement with the DME in terms of the section 11 application and the subsequent registration of the transfer of the Ceded Rights, in the Mineral and Petroleum Titles Registration Office, by Wesizwe's conveyancers, shall be for the account of the Parties equally.

11.4 In the event that the relevant Minister refuses to grant his/her consent under the section 11 application (**'the Minister's refusal decision'**) then the transfer of the Ceded Rights shall be subject to the further Condition Precedent that the Minister's refusal decision is reversed by following due legal process as soon as is reasonably possible, and to this end a Party shall be entitled to:

11.4.1 lodge an appeal against the Minister's refusal decision in accordance with the provisions of section 96 of the MPRDA 2002 (collectively **'a Party's administrative action'**); and/or

11.4.2 take the Minister's refusal decision on review to the Provincial Division of the High Court which has jurisdiction for such a review (**'a Party's review proceedings'**); and

11.5 The provisions of clause 11.3 shall apply mutatis mutandis to any such a Party's administrative action and a Party's review proceedings.

11.6 Each Party hereby agrees to grant to each other Party the exclusive control over any Party's administrative action and a Party's review proceedings and/or related settlement negotiations, and each Party shall afford each other Party all reasonable assistance for the purpose of contesting the Minister's refusal decision.

11.7 In the event that a Party's administrative action and/or a Party's review proceedings fail with the consequence that the section 11 application fails, in such an instance the Parties will meet as soon as reasonably possible in order to endeavour to reach agreement which would address any apparent concerns which the Minister may have had and do all such things as may be reasonably required in order to obtained the required approval from the Minister.

11.8 Each Party undertakes in favour of each other Party to comply with all reasonable requests by the requesting Party to sign all such documentation and do all such things as may be necessary from time to time to facilitate a Party's administrative action and/or a Party's review proceedings.

12. WAIVER AND ABANDONMENT

All of the Parties (other than Wesizwe and Bakubung) waive and abandon any claim that they may have with respect to the BM Rights.

13. NOTICES AND LEGAL PROCESS

13.1 Each Party chooses as its address for all purposes under this Agreement ("chosen address"), whether for serving any court process or documents,

giving any notice, or making any other communications of whatsoever nature and for any other purpose arising from this Agreement ("notice"), as follows:

Africa Wide Mineral Prospecting and Exploration (Proprietary) Limited	Unit 13 2nd Floor 3 Melrose Boulevard Melrose Arch 2076 Johannesburg South Africa Fax : +27 11 994 4601 For attention : The Company Secretary
Bakubung Minerals (Proprietary) Limited	Unit 13 2nd Floor 3 Melrose Boulevard Melrose Arch 2076 Johannesburg South Africa Fax : +27 11 994 4601 For attention : The Company Secretary
Clidet No 874 Company (Proprietary) Limited	Technology House Greenacres Office Park Cnr Victory & Rustenburg Roads Victory Park Fax: +27 11 782 4338 For the attention of: Public Officer

Maseve Investments 11 (Proprietary) Limited	Unit 13 2nd Floor 3 Melrose Boulevard Melrose Arch 2076 Johannesburg South Africa Fax : +27 11 994 4601 For attention : The Company Secretary
Platinum Group Metals (RSA) (Proprietary) Limited	328 / 550 Burrard Street Vancouver British Columbia Canada,V6C 2B5 Fax: +1 604 484 4710 For the attention: President and CEO
Wesizwe Platinum Limited	Unit 13 2nd Floor 3 Melrose Boulevard Melrose Arch 2076 Johannesburg South Africa Fax : +27 11 994 4601 For attention : The Company Secretary

13.2 Any notice required or permitted under this Agreement shall be valid and effective only if in writing.

13.3 Any Party may by notice to the other Party change its chosen address to another physical address in the Republic of South Africa and such change shall take effect on the seventh day after the date of receipt by the Party who last receives the notice.

13.4 Any notice to a Party contained in a correctly addressed envelope and delivered by hand to a responsible person during ordinary business hours at its chosen address, shall be deemed to have been received on the date of delivery.

13.5 Notwithstanding anything to the contrary herein, a written notice actually received by a Party, including a notice sent by telefax, shall be an adequate notice to it notwithstanding that it was not sent or delivered to its chosen address.

14. POST EFFECTIVE DATE MATTERS

To the extent that following the Effective Date it emerges that a particular right, consent or asset which necessarily and reasonably formed part of the transactions contemplated in this Agreement has not been transferred to the prospective transferee, the transferor undertakes:

14.1 where such particular right, consent or asset is capable of transfer to the transferor, to transfer or procure the transfer of such asset without further consideration payable to the transferee by the transferor; and

14.2 where such particular right, consent or asset is for any reason not capable of transfer to the transferee, to do all things and to provide the transferor with all assistance it may reasonably require in order to give effect to the intention to transfer such right, consent or asset to the transferee.

15. WARRANTIES

The Consideration Shares and the Ceded Rights are exchanged voetstoots. The Parties give no warranty in respect of the transactions contemplated in this Agreement.

16. PUBLICATION IN TERMS OF INSOLVENCY ACT

The Parties agree that notice of the transfer of the Ceded Rights pursuant to this Agreement will not be published as contemplated in section 34 of the Insolvency Act, 24 of 1936.

17. BREACH

17.1 For the purposes of this clause a breach shall be deemed to be material if:

17.1.1 it is incapable of being remedied by payment, goes to the root of the contract, and the Party committing the breach fails to remedy it within 14 days of receipt of written notice from any other Party calling on it to do so; or

17.1.2 it is capable of being remedied by payment, goes to the root of the contract, and the Party committing the breach fails to remedy the breach or make the payment in question within 14 days of receipt of written notice from any other Party calling on it to do so.

17.2 If any Party commits a material breach of this Agreement, then, without prejudice to any other claim that any other Party may have, whether under this Agreement or in law, including, without limitation, any claim for damages, that Party may cancel this Agreement on written notice to the defaulting Party, and all other Parties.

17.3 If any Party commits any other breach of this Agreement and fails to remedy that breach within 14 days of written notice from any other Party calling on the Party in default to do so, then the Party giving notice may claim specific performance or damages or both, as the case may be, but shall have no right of cancellation.

18. ARBITRATION

18.1 Save where otherwise provided in this Agreement, in the event of any dispute or difference arising between the Parties relating to or arising out of this Agreement, including the validity, implementation, execution, interpretation, rectification, termination or cancellation of this Agreement, the Parties shall forthwith meet to attempt to settle such dispute or difference, and failing such settlement within a period of 14 days, the dispute or difference shall on written demand by any Party to the dispute be submitted to arbitration in Johannesburg in accordance with the rules of the Arbitration Foundation of Southern Africa (**"AFSA"**) by a single arbitrator agreed upon by the Parties, or failing agreement within 10 days after arbitration has been demanded, appointed by AFSA. If AFSA ceases to exist or declines to accept the hearing of the dispute, the dispute shall be submitted to and decided by arbitration in accordance with the rules of AFSA in force immediately before AFSA ceased to exist or declined to accept the hearing of the dispute (as the case may be), by a single arbitrator agreed between the Parties or, failing agreement, appointed by the Chairman of the General Council of the Bar in South Africa or its successor.

18.2 Subject to each Party's right to bring review proceedings under South African law, the majority decision of the arbitrator shall be final and binding on the Parties to the arbitration.

18.3 A decision which becomes final and binding in terms of this clause 18 may be made an order of court at the instance of any Party to the arbitration.

18.4 Nothing herein contained shall be deemed to prevent or prohibit any Party from applying to the appropriate court for urgent relief.

18.5 The provisions of this clause 18 will continue to be binding on the Parties notwithstanding any termination or cancellation of this Agreement.

18.6 Any arbitration in terms of this clause 18 shall be conducted "in camera" and the Parties shall treat as confidential and not disclose to any third party details of the dispute submitted to arbitration, the conduct of the arbitration proceedings or the outcome of the arbitration.

19. CONFIDENTIALITY AND PUBLICITY

19.1 Each of the Parties agrees that it shall at all times treat all the terms of this Agreement and all matters incidental thereto (**"Confidential Information"**) as strictly confidential and that, except as may be expressly permitted by the consent of the other Parties, it shall not, directly or indirectly, at any time or under any circumstances:

19.1.1 make use of any such information, or

19.1.2 communicate or disclose any such information to any person for any purpose whatsoever, except, on notification to the other Parties to any person which has a bona fide need to know such information in connection with this Agreement.

19.2 For purposes of clause 19.1, Confidential Information shall exclude any knowledge or information which:

19.2.1 is or becomes generally available to the public other than as a result of disclosure by such Party in violation of this clause 19;

19.2.2 is or was independently developed by such Party or on its behalf by personnel having no access to such knowledge or information at the time of independent development;

19.2.3 is public information that is already in such Party's possession, provided that such knowledge or information was not supplied to such Party by, or on behalf of, any other Party, and provided further, that such knowledge or information was not obtained from a source known to such Party to be prohibited from disclosing such information to such Party by a legal, contractual or fiduciary obligation to the other Parties;

19.2.4 is required to be given, made or published by law or under the rules and regulations of any relevant stock exchange or any applicable regulatory authority, in which case, the Party liable to so give, make or publish the same shall give the other Parties reasonable written notice thereof, along with drafts or copies thereof, as soon as is reasonably practicable;

19.2.5 is required to be disclosed by any of the Parties, or RPM to any provider of finance in order for it to take informed decisions regarding this Agreement, provided that the relevant Party shall procure such companies agree to keep the information disclosed as strictly confidential.

19.3 In the event that a Party becomes legally compelled to disclose any such information, such Party will provide the other Parties with prompt notice so that it may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this clause 19, such Party may disclose without liability under this clause 19 only that portion of such information which such Party, after receiving legal advice is legally required to be disclosed and shall co-operate with the other Parties to obtain reliable assurance that confidential treatment will be afforded such information that is so disclosed.

20. INTERPRETATION

20.1 Clause and paragraph headings are for purposes of reference only and shall not be used in interpretation.

20.2 Unless the context clearly indicates a contrary intention, any word connoting:

20.2.1 any gender includes the other two genders;

20.2.2 the singular includes the plural and vice versa;

20.2.3 natural persons includes artificial persons and vice versa;

20.2.4 insolvency includes provisional or final sequestration, liquidation or judicial management.

20.3 A reference to a Business Day is a reference to any calendar day excluding Saturday, Sunday and a public holiday in the Republic of South Africa

20.4 When any number of days is prescribed such number shall mean calendar days, unless Business Days are expressly referred to, and shall exclude the first and include the last day unless the last day falls on a Saturday, Sunday, or a public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding Business Day.

20.5 A reference to an enactment is a reference to that enactment as at the date of signature hereof and as amended or re-enacted from time to time.

20.6 The rule of interpretation that a written agreement shall be interpreted against the Party responsible for the drafting or preparation of that agreement shall not apply.

20.7 If any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision in the body of the Agreement.

20.8 The eiusdem generis rule shall not apply and accordingly, whenever a provision is followed by the word "including" and specific examples, such examples shall not be construed so as to limit the ambit of the provision concerned.

20.9 Where any term is defined within the context of any particular clause in this Agreement, then, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, the term so defined shall bear the meaning ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined in the definition clause.

21. GENERAL AND MISCELLANEOUS

21.1 COSTS

21.1.1 Each Party shall bear its own costs incurred in negotiating and drafting this Agreement.

21.1.2 All payments to be made in terms of this Agreement shall be made on due date, and interest shall accrue on any amount not paid on due date at the Prime Rate, from the due date for payment until the date of payment in full.

21.2 COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will constitute an original and all of which, when duly signed and when taken together, will constitute a binding agreement.

21.3 VAT

21.3.1 All amounts set out, or expressed to be payable under this Agreement which (in whole or in part) constitute the consideration for Vat purposes shall be deemed to be exclusive of any Vat which is chargeable on such supply, and accordingly, if Vat is chargeable on any supply made by any Party to any other Party under this Agreement, that Party shall pay to the other Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the Vat (and such other Party shall simultaneously provide an appropriate Vat invoice to such Party).

21.3.2 Where this Agreement requires any Party to reimburse the other Party for any costs or expenses, that Party shall also at the same time pay and indemnify the other Party against all Vat incurred by the other Party in respect of the costs or expenses to the extent that the other Party reasonably determines that neither it nor any other member of any group of which it is a member for Vat purposes is entitled to credit or repayment from the relevant tax authority in respect of the Vat.

21.4 **CO-OPERATION AND GOOD FAITH**

The Parties will co-operate in matters of mutual concern and shall act with utmost good faith in their dealings with one another.

21.5 **GOVERNING LAW**

The law governing this Agreement, including without limitation its interpretation and all disputes arising out of this Agreement, is the law of the Republic South Africa, and the Parties submit to the exclusive jurisdiction of the South African courts in respect of any matter arising from or in connection with this Agreement, including its termination.

21.6 **SOLE RECORD OF AGREEMENT**

This Agreement constitutes the sole record of the agreement between the Parties with regard to the subject matter hereof. No Party shall be bound by any express or implied term, representation, warranty, promise or the like not recorded herein.

21.7 **NO AMENDMENTS EXCEPT IN WRITING**

No addition to, variation of, or agreed cancellation of, this Agreement shall be of any force or effect unless in writing and signed by or on behalf of the Parties.

21.8 **WAIVERS**

No relaxation or indulgence which any Party may grant to any other shall constitute a waiver of the rights of that Party and shall not preclude that Party from exercising any rights which may have arisen in the past or which might arise in future.

21.9 **SURVIVAL OF OBLIGATIONS**

Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement shall survive any termination or expiration of this Agreement and continue in full force and effect.

21.10 **APPROVALS AND CONSENTS**

An approval or consent given by a Party under this Agreement shall only be valid if in writing and shall not relieve the other Party from responsibility for complying with the requirements of this Agreement nor shall it be construed as a waiver of any rights under this Agreement except as and to the extent otherwise expressly provided in such approval or consent, or elsewhere in this Agreement.

Signed at Melrose Arch on 9th December 2008

AFRICA WIDE MINERAL PROSPECTING AND EXPLORATION (PROPRIETARY) LIMITED

Michael Harry Salomon

Director

Signed at Melrose Arch on 8th December 2008

BAKUBUNG MINERALS (PROPRIETARY) LIMITED

MICHAEL HENRY SOLOMON
DIRECTOR.

Signed at Vancouver on 8th December 2008

[signature]

CLIDET NO 874 (PROPRIETARY) LIMITED

Frank R. Hallam

Director

Signed at Melrose Arch on 6th December 2008

MASEVE INVESTMENTS 11 (PROPRIETARY) LIMITED

MICHAEL HENRY SOLOMONS.

DIRECTOR

Signed at Vancouver on 8th December 2008

PLATINUM GROUP METALS (RSA) (PROPRIETRAY) LIMITED
Frank R. Hallam
Director

Signed at Melrose Arch on 8th December 2008

WESIZWE PLATINUM LIMITED

MICHAEL HENRY SOLOMON
CHIEF EXECUTIVE OFFICER

APPENDIX 1

CEDED RIGHTS

Rights	Registered Holder	Farm Name	Portions	Minerals	Share of minerals	Prospecting / Protocol right number	Prospecting right / Permit type / Participation Interest	Expiry date
PTM Rights	Platinum Group Metals (RSA) (Pty) Ltd	Elandsfontein 102 JQ	Portion 12, Remaining Extent of Portion 1 and Remaining Extent of Portion 14	PGM, Lead, Nickel Ore, Rare Earths Tungsten Ore, Uranium Ore, Vanadium Ore and Zinc	100%	Protocol No 467/2005	New-order prospecting right	15 September 2008
PTM Rights	Platinum Group Metals (RSA) (Pty) Ltd	Onderstepoort 98 JQ	Remainder of Portion 3 and Portion 8	PGM, Copper ore, Nickel Ore, Chrome Ore and all precious and non precious metals and non metals	100%	Prospecting Right No 192/2007	New-order prospecting right (converted)	4 October 2009
PTM Rights	Platinum Group Metals (RSA) (Pty) Ltd	Onderstepoort 98 JQ	Portions 4, 5 and 6	PGM, Copper ore, Nickel Ore, Chrome Ore and all precious and non precious metals	100%	Prospecting Right No 191/2007	New-order prospecting right (converted)	4 October 2009

				and non metals				
PTM Rights	Platinum Group Metals (RSA) (Pty) Ltd	Onderstepoort 98 JQ	Portion 14 (a portion of Portion 4) and Portion 15 (a portion of Portion 5) both consolidated under Mimosa 81 JQ (both for 50% share of privately held mineral rights)	PGM, Lead, Nickel Ore, Rare Earths Tungsten, Uranium, Vanadium and Zinc	50%	Protocol No 7/2005	New-order prospecting right	24 April 2008
PTM Rights	Platinum Group Metals (RSA) (Pty) Ltd	Frischgewaagd 96 JQ	23/24th share over Remaining Extent of Portion 2, Portion 7 (a portion of Portion 6) and Portion 8 (a portion of Portion 6)	PGM, Chrome Ore, Copper Ore, Nickel Ore and Gold Ore	23/24 shares	Protocol No 117/2006	New-order prospecting right	14 December 2011
PTM Rights	Rustenburg Platinum Mines Limited	Koedoesfontein 94 JQ	Portion of the Farm	PGM's, Gold, Silver, Copper and Nickel	100%	Prospecting Right No 757/2007	New-order prospecting right (converted)	3 July 2012
PTM Rights	Rustenburg Platinum Mines Limited	Koedoesfontein 94 JQ	Portion of the Farm	Chrome and Cobalt	100%	Protocol No 590/2008	New-order prospecting right	14 February 2013
AW Rights	Rustenburg Platinum Mines Limited	Frischgewaagd 96 JQ	3/5th share of Remaining Extent, Portion 2 [now known as Portions of Remaining Extent of Portion 2, Portion 7 (a portion of Portion 2), Portion 8 (a portion of Portion 6) , Remaining Extent	All Minerals	75%	Protocol No 560/2007	New-order prospecting right (converted)	3 July 2012

			of Portion 6 (a portion of Portion 2 and portion of Ruston)] [Note: RPM should only hold 1/24th share as PTM hold the remaining 23/24th share] Portions 15, 16 and 18 Former Remaining Extent [now known as Remaining Extent and Portion 13		100%			
AW Rights	Rustenburg Platinum Mines Limited	Elandsfontein 102 JQ	Portions 8 and 9	All Minerals	100%	Prospecting Right No 1030/2007	New-order prospecting right (converted)	3 July 2012
AW Rights	Rustenburg Platinum Mines Limited	Elandsfontein 102 JQ	Remaining Extent of Portion 2 (formerly known as Mineral Area 2 (a portion of Mineral Area 1)	Precious Metals	100%	Protocol No 557/2007	New-order prospecting right (converted)	3 July 2012
AW Rights	Rustenburg Platinum Mines Limited	Onderstepoort 98 JQ	Previous Portion 9 (a portion of Portion 3) (now consolidated into the farm Mimosa 81 JQ)	All PGM's together with all metal and minerals found in mineralogical association therewith	100%	Prospecting Right No 79/2008	New Order Prospecting Right	14 February 2013

		Ruston 97 JQ	Mineral Area 1 and 2 (now consolidated into the farm Mimosa 81 JQ)					
BM Rights	Rustenburg Platinum Mines Limited	Frischgewaagd 96 JQ	Portion 11 (a portion of Portion 4)	Precious Metals	50%	Protocol No 557/2007	New-order prospecting right (converted)	3 July 2012
BM Rights	Rustenburg Platinum Mines Limited	Frischgewaagd 96 JQ	Remaining Extent of Portion 4 and Portion 3 (a portion of portion 1)	All Minerals	50%	Protocol No 560/2007	New-order prospecting right (converted)	3 July 2012

APPENDIX 2

DEED OF CESSION

Protocol No: [=]

NOTARIAL DEED OF CESSION OF MINERAL RIGHTS

KNOW ALL MEN WHOM IT MAY CONCERN:

THAT on this [=] before me,

[NOTARY]

Notary Public by lawful authority duly sworn and admitted residing and practising at Johannesburg in the Province of Gauteng, and in the presence of the subscribing witnesses, personally came and appeared:

1. **[=]** an attorney of Bell Dewar Inc, and as such in her capacity as the duly authorised attorney and agent of:

   [=]

   in his capacity as [=] of and as such representing:

   [=]

   (hereinafter together with its successors-in-title and/or assigns referred to as "the Cedent")

   she, the said Appearer, being duly authorised hereto under and by virtue of a Power of Attorney executed at [=] and granted to her by the said [=] in his aforementioned

capacity, he being duly authorised thereto by virtue of a Resolution [=], which Power of Attorney and certified copy of which Resolution have this day been exhibited to me and now remain filed in my Protocol;

AND

2. [=], an attorney of Bell Dewar Inc of Houghton, and as such in her capacity as the duly authorised attorney and agent of:

[=]

(hereinafter referred to as "Cessionary")

she being duly authorised thereto by a Special Power of Attorney granted to her at Johannesburg on the [=] by [=] in his capacity as duly authorised representative of the Cessionary he being duly authorised thereto by a Resolution of the Directors of the Cessionary, which said Special Power of Attorney and a certified copy of which said resolution have this day been exhibited to me and remain filed of record in my Protocol.

AND THE APPEARER IN HER SAID CAPACITY DECLARED THAT:

WHEREAS by virtue of [=] as amended by [=], the Cedent is the registered holder of the Mineral Rights hereinafter more fully described;

AND WHEREAS the Cedent, the Cessionary entered into an agreement on [date] ("the Exchange Agreement");

AND WHEREAS in terms of clause [=] of the Exchange Agreement the Cedent agreed to execute an agreement in terms of which the Cedent contributes the Mineral Rights and certain other mineral rights to the Cessionary; and

NOW THEREFORE THESE PRESENTS WITNESS THAT:

The Cedent hereby cedes and makes over to the Cessionary its successors in title or assigns, all Mineral Rights in, on and under the property described as follows:

[=]

(hereinafter referred to as the "Property")

Subject to the following terms and conditions:

1. The term "Mineral Rights" shall mean [new order rights].
2. The costs of preparing and registering this cession, including transfer and stamp duty, shall be paid by the Cessionary.
3. The Cessionary hereby accepts the foregoing cession and declares to have full knowledge of the terms and conditions of the title deed/s under which the Cedent holds the Mineral Rights.

THUS DONE AND EXECUTED at JOHANNESBURG on the day, month and year aforementioned in the presence of the subscribing witnesses and me, the said Notary.

Witnesses:

____________________ ____________________

q.q

____________________ ____________________

q.q

____

q.q

QUOD ATTESTOR

NOTARY PUBLIC